

April 4, 2011

Mr. Nikolay Frolov
 Chief Financial Officer
EVCARCO, INC.
7703 Sand Street
Fort Worth, Texas 76118

> **Re: EVCARCO, Inc.**
> **Supplemental response letter filed March 3, 2011 regarding the**
> **Form 10-K for fiscal year ended December 31, 2009**
> **File Nos. 333-158293 and 0-53978**

Dear Mr. Frolov:

　　We have reviewed your supplemental response letter to us filed on March 3, 2011 in response to our letter of comment dated December 2, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

Draft Form 10-K/A 2 for December 31. 2009, Submitted March 3, 2011

1.　　We have reviewed the opening paragraphs of your letter dated March 3, 2011, including the two factors you ask us to consider with regard to our request that you amend your Form 10-K for 2009. We continue to believe that you should file the Form 10-K/A 2 for December 31, 2009 that you submitted to us on March 3, 2011. We believe the financial statement revisions, additional narrative disclosures and the explanatory footnotes included in that document are of significant value to the reader. In addition, upon filing that document, you will not be required to repeat disclosures such as those in Footnote 13 in your Form 10-K for December 31, 2010. We believe that it may facilitate and simplify the review of that document. Accordingly, after complying with the two comments directly below, please amend your fiscal 2009 Form 10-K as requested.

Selected Financial Data, page 12

2.   Please revise the amounts for the line item "Gross Profit" in your amended Form 10-K for fiscal 2009 to agree with the revised amounts shown in the statements of operations for the year ended December 31, 2009 and for the cumulative period from inception, October 14, 2008 through December 31, 2009.

Note 13. Various Material Restatements and Explanations, page 14

3.   Refer to your response to our prior comment 14. We note that you will include a revised auditor's report in your amended Form 10-K/A for fiscal 2009.

Patents, Trademarks, Licenses, Franchise Restrictions and Contractual Obligations & Concessions, page 7

4.   See the last paragraph. In the first sentence, please revise your Form 10-K for fiscal 2010 to disclose that you do not have a federal registration for your trademarks described above. In this regard, please identify the principal trademark or delete references to a "principal" trademark. Also, in the second sentence please revise the word trademark to instead indicate trademarks. Reference is made to your previous response to comment 1 in your letter to us dated November 9, 2010.

Management's Discussion and Analysis

Operating Results, page 13

5.   See the first paragraph. In your Form 10-K for fiscal 2010, as applicable, please delete the last sentence that begins with "and our financial statements reflect very sporadic….the sufficient capital." In this regard, this wording is a repeat of some of the language contained in the second sentence.

Statements of Cash Flows, page F-5

6.   We have reviewed your response to our prior comment 5. For future filings, as applicable, please note that we continue to believe that the two transactions involving your common stock should not be netted in the cash flow statement. Specifically, the sale of common stock for cash is a cash transaction and it should be included in the body of the cash flow statement. The negotiation and settlement of a loan or cash advance for stock is not a cash transaction for purposes of this statement, regardless of whether it occurs within a year after the loan is extended. A transaction of this kind should be excluded from the body of the cash flow statement pursuant to ASC 230-10-50-4 and 50-5. Please also refer to paragraphs 73 and 74 of SFAS 95 for related background information. Finally, your attention is also invited to ASC 230-10-55-13 through 55-15 for an example of a cash flow statement, prepared in accordance with GAAP that

includes both the sale of common stock and the settlement of debt through the issuance of common stock.

Note 8. Going Concern, page F-11

7.   We have reviewed your response to our prior comment 10 and reiterate the comment, modified as follows: *The auditors' report refers to Note 8 for a discussion of management's plans concerning the going concern matters. As such, Note 8 should be expanded to include a discussion of any mitigating factors as well as any plans that management has to ensure that the Company will be a viable going concern entity for the next twelve months and thereafter. These plans might include potential plans to reduce or delay expenditures, dispose of assets, raise ownership equity or secure financing. Your current footnote disclosure omits this required discussion.* We believe the omission of this discussion in Note 8 generally represents inadequate disclosure and is inconsistent with the guidance found at the PCAOB website at www.PCAOb.org under the section "Standards," then "Auditing," then "AU 341 The Auditor's Consideration of an Entity's Ability to Continue as a Going Concern," and paragraphs .03, .10, and paragraph .17(d) & (e), whereby the disclosures in the financial statement footnotes, specifically your Note disclosure 8, have not addressed management's plans concerning the going concern matters that existed at December 31, 2009. This second paragraph of Note 8 represents an event that occurred as a result of management's plans. Please include this disclosure in future filings, as applicable, beginning with your Form 10-K for fiscal 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief